Exhibit 11.1

         Statement re: Computation of per share earnings

                                                THREE MONTHS ENDED
                                                9/30/97          9/30/96
                                              ----------       ----------

Common Stock                                  14,768,498       10,293,035

Common Stock Equivalents
Dilutive Stock Options                           234,000              -

Common Stock Equivalents
Dilutive Stock Warrants                          773,000              -
                                              ----------       ----------
Weighted Average Shares and
Common Stock Equivalents                      15,775,498       10,293,035
                                              ==========       ==========
Earnings Per Common Share
Net Income                                   $       -         $     0.01
                                              ==========       ==========